SUPERTRACKSM NOTES

Free Writing Prospectus

(To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010

Filed Pursuant to Rule 433

Registration No. 333-169119

September 2, 2010

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to seek to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and achieve access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, structured investments have become a key driver in today’s global markets. Please see “Certain Risk Considerations” in this presentation.

Structured Investments may help investors meet their specific financial goals and provide greater diversification* to their investment portfolios. Structured investments encompass a variety of structures and terms. The most typical are structured notes which consist of a debt security linked to the performance of a reference asset (equity, basket of equities, equity index, commodity, commodity index or foreign currency). Among the variety of structures available, most aim to help investors to achieve the following primary objectives: minimize the loss of principal (e.g. principal protected notes)**, generate higher yields (e.g. reverse convertible and autocallable notes) or participate in enhanced returns (e.g. SuperTrackSM Notes).

* Diversification does not protect against loss.

** Any payment on a Structured Investment, including any principal protection feature, is subject to the creditworthiness of the issuer. Structured Investments are not, either directly or indirectly, an obligation of any third party.

SUPERTRACKERSM NOTES

What is a SuperTrackSM Note and how does it work?

SuperTrackSM Notes offer investors enhanced participation in the performance of a reference asset. SuperTrackSM Notes are typically linked to the performance of a particular market index, equity or equity basket. SuperTrackSM Notes can be structured to provide exposure to other asset classes, such as commodities, interest rates, inflation, foreign exchange or a combination of asset classes termed a “hybrid”.

SuperTrackSM Notes are issued by Barclays Bank PLC and they are subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party. SuperTrackSM Notes typically provide exposure to the upside of the reference asset, as well as participation in the negative performance in the event of a decline in the value of the reference asset.

SuperTrackSM Notes are typically issued in principal amounts of $1,000. An investment in SuperTrackSM Notes, unlike a direct investment in a reference asset, does not provide any interest payments or dividend income. In order to participate in the returns on a SuperTrackSM Note, the Note must be held to maturity.

SuperTrackSM Notes are not fully principal-protected. However, they can be structured to include a buffer feature called a “buffer percentage” (“buffer”) where the principal amount of the SuperTrackSM Notes would be partially protected against a decline in the performance of the reference asset. The level of principal protection can typically range from 10% to 20% of the initial investment depending on the terms of a specific SuperTrackSM Note*, as a result, investors in SuperTrackSM Notes with these levels of principal protection may lose up to 80% to 90% of their original investment in SuperTrackSM Notes.

Among other features, certain SuperTrackSM Notes are intended to offer investors enhanced participation. This enhanced participation feature offers investors the possibility of participating in higher gains compared to what they would receive from a direct investment in the reference asset.

Depending on the components of its structure, such as the reference asset, maturity date, participation rate, etc, a SuperTrackSM Note may also include a maximum return feature (“cap”), which would limit the returns of the SuperTrackSM Note to a predetermined maximum level.

* Any payment on SuperTrackSM Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

SUPERTRACKSM NOTES

Potential for Greater Returns via Enhanced Participation

Generally, SuperTrackSM Notes are not principal-protected, but they can offer enhanced returns on the reference asset in the event of a rising or falling market, while the downside market exposure is equivalent to the exposure of holding the reference asset.

SuperTrackSM Notes are designed for investors with a “bullish” view of the relevant market for the underlying reference asset.

Hypothetical Example*†

Payout of the SuperTrackSM Note–enhanced return

Participation Rate = 200%

100%

Performance of the reference asset

Terms:

Reference asset: ABC Index

Tenor = 4 years

Participation rate = 200%

Initial index level equals the index level on the trade date

Hypothetical possibilities of payout at maturity:

If the index performance is positive, the investor would receive the principal amount plus 200% participation of the return of the reference asset.

If the index performance is negative, the investor would lose some or all of their investment in the SuperTrackSM Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* SuperTrackSM Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrackSM Notes prior to maturity. The investor should be willing to hold the SuperTrackSM Notes until maturity.

† Any payment on SuperTrackSM Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

SuperTrackSM Note with a Maximum Return Feature

Another version of the SuperTrackSM Note includes a maximum return feature which may offer investors the opportunity to participate in any gains of the reference assets up to a pre-determined cap. Adding a maximum return feature may allow SuperTrackSM Notes to be structured with a shorter maturity or a higher participation level.

The inclusion of a maximum return feature in a SuperTrackSM Note may enable investors with a positive view of the market for the relevant underlying reference asset to benefit from short-term market movements. With this structure of the SuperTrackSM Note, investors would not be able to participate in any appreciation of the reference asset above the pre-determined cap, but they potentially would be able to benefit from any positive performance of the reference asset up to the cap.

On the downside, the performance of the SuperTrackSM Note would be equivalent to the performance of the reference asset.

Hypothetical Example*†

Predetermined Maximum Return

Terms:

Reference asset: ABC Index

Tenor = 14 months

Participation rate = 300%

Reference asset performance cap = 6%

Cap = 18% (i.e., 3 times the 6% Reference asset performance cap)

118%

Participation rate = 300%

100%

Performance of the reference asset

Hypothetical possibilities of payout at maturity:

If the index performance is positive, the investor would receive the principal amount plus 300% participation of the return on the reference asset up to the cap.

If the index performance is negative, the investor would lose some or all of the investment in the SuperTrackSM Notes.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* SuperTrackSM Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrackSM Notes prior to maturity. The investor should be willing to hold the SuperTrackSM Notes until maturity.

† Any payment on SuperTrackSM Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

SUPERTRACKSM NOTES

Downside Protection (The “Buffered” SuperTrackSM)

SuperTrackSM Notes may provide a degree of principal protection (“buffer percentage”) in the case of any negative performance of the reference asset(s).*†

If the market value of the reference asset declines, the principal amount invested remains protected*†, unless the performance of the reference asset falls below a pre-specified protection level at any time throughout the term of the SuperTrackSM Notes. The level of principal protection typically ranges from 10% to 20% and as a result, investors with these levels of principal protection may lose up to 80% and 90% of their original investment in the SuperTrackSM Notes.

The protection level can be set to accommodate any specific participation or pricing range suitable for a particular trade. If the value of the reference asset falls below the protection level at any time during the term of the SuperTrackSM Notes, the investor would lose some or all of the principal amount invested.

Payout of the SuperTrackSM Note-accelerated return

Participation Rate = 200%

Performance of the reference rate

10% principal protection*

Hypothetical Example† Terms: Reference asset: ABC Index

Tenor = 18 months

Participation rate = 200%

Initial index level equals the index level on the trade date

Buffer percentage = 10% (protection level = 90% of the index level on the trade date)

Hypothetical possibilities of payout at maturity:

If the index performance is positive, the investor would receive the principal amount, plus 200% participation of the return of the index.

If the index performance is negative, but greater than the protection level, the investor would receive only the principal amount invested.

If the index performance declines below the protection level at any time throughout the term of the SuperTrackSM Notes, the investor would lose 1% of the principal amount of the SuperTrackSM Notes for every 1% that the index performance declines below the protection level. An investor may lose up to 90% of their initial investment, if the buffer percentage is equal to 10% as per this example.

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* SuperTrackSM Notes are intended to be held to maturity. The investor may receive less, and possibly significantly less, than the amount invested if the investor sells the SuperTrackSM Notes prior to maturity. The investor should be willing to hold the SuperTrackSM Notes until maturity.

† Any payment on SuperTrackSM Notes, including any partial principal protection feature, is subject to the creditworthiness of the issuer. In addition, SuperTrackSM Notes are not, either directly or indirectly, an obligation of any third party.

How do SuperTrack℠ Notes perform at maturity?

Assuming a SuperTrack℠ Note is held to maturity, there are several possible scenarios that can occur, based on the performance of the reference asset. The following is a hypothetical example that provides an overview of each of the possible scenarios:

Hypothetical Example*

A SuperTrack℠ Note linked to XYZ asset with a participation rate of 200%, downside protection ("buffer percentage") of 20% (protection level = 80% of initial reference asset value), a maximum return of 50% and a principal amount of $1,000.

Change in the value of the reference asset	Calculation of Return	Hypothetical Return on the Notes
+30%	Reference asset performance x participation rate x principal + 100% of the principal amount, *subject to the maximum return* 30% x 200% x 1,000 + 1,000	1,500 (60% gain on the original investment, exceeds the maximum return of 50%)
+10%	Reference asset performance x participation rate x principal + 100% of the principal amount, *subject to the maximum return* 10% x 200% x 1,000 + 1,000	1,200 (20% gain on the original investment, does ***not*** exceed the maximum return of 50%)
0%	Reference asset performance x participation rate x principal + 100% of the principal amount, *subject to the maximum return* 0% x 200% x 1,000 + 1,000	1,000 (0% gain on the original investment)
-10%	Reference asset performance declines but the final reference asset value is greater than the protection level of 80%	1,000 (10% loss on the original investment, but the final reference asset value is greater than the protection level of 80%)
-30%	Asset performance + "buffer percentage" x principal + 100% of the principal amount, -30% + 20% x 1,000 + 1,000	900 (30% loss on the original investment. The final reference asset value is less than the protection level of 80; as a result, total return on the investment is -10%)
-100%	Reference Asset performance + "buffer percentage" x principal + 100% of the principal amount, -100% + 20% x 1,000 + 1,000	200 (100% loss on the original investment. The final reference asset value is less than the protection level of 80; as a result, total return on the investment is -80%)

This example is for illustrative purposes only and does not constitute a guaranteed return or performance.

* Any payment on SuperTrack℠ Notes, including any partial principal protection feature, is subject to the creditworthiness of the Issuer. In addition, SuperTrack℠ Notes are not, either directly or indirectly, an obligation of any third party.

6

SUPERTRACKSM NOTES

Certain Risk Considerations

Market Risk:

The market value of SuperTrackSM Notes (the “Notes”) may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Notes and a number of other factors. The payment at maturity may be fully principal protected, subject to issuer credit risk, against a decline in the reference asset up to a “buffer percentage” or “protection level” (if included in the structure of the Notes). The principal may be fully exposed to any decline in the reference asset below the buffer percentage. If there is no buffer percentage, an investor may lose up to all of the initial investment in the Notes.

The investor should be willing to hold the Notes until maturity. If the investor sells the Notes before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Notes prior to maturity may be substantially less than the amount originally invested in the Notes, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of Issuer:

The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any partial principal protection feature, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, the investor may not receive the amounts owed to them under the terms of the Notes.

Liquidity:

There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Notes prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Notes to maturity.

Your Investment in the Notes May Result in a Loss:

The Notes may not provide for any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the return of the reference asset is positive or negative. If the reference asset declines by more than a certain percentage, an investor may lose up to all of the initial investment.

No Dividend Payments or Voting Rights:

As a holder of the Notes investors will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the reference asset or the components of the reference asset would have.

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:

While the payment at maturity is based on the full principal amount of the Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging Barclays Bank PLC’s obligations under the Notes through one or more of Barclays Bank PLC’s affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from investors in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date specified in the applicable free writing prospectus or pricing supplement could result in a substantial loss to investors. The Notes are not designed to be short-term trading instruments. Accordingly, investors should be able and willing to hold their Notes to maturity.

Potential Conflicts:

Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging Barclays Bank PLC’s obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

Many Economic and Market Factors Will Impact the Value of the Notes:

In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the reference asset or its underlying components; the time to maturity of the Notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC.

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, Barclays Bank PLC strongly urges you to seek independent financial and investment advice to assess the merits of such investment.

SUPERTRACKSM NOTES

Price Volatility:

Movements in the levels, values or prices of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether their levels, values or prices of the reference assets will rise or fall during the term of the Notes. Changes in the levels, values or prices will determine the payment at maturity on the Notes. Therefore, these changes may result in a loss of the invested principal. As the Notes are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to the investor, and therefore the investor may receive less than the amount he or she initially invested in the Notes.

Seek Success with Barclays Capital

Barclays Capital’s Investor Solutions sales team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that aim to benefit and make sense for our clients. We deliver practical solutions, including:

All Asset Classes and Structures Under One RoofSM.

Packaging complex ideas into more understandable and efficient publicly registered products.

Commitment to our clients: client service is the foundation for our success.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

CSNY324838_Supertrack_BarCap

CONTACTS

For more information please contact us at: Phone: +1 212 528 7198 Email: Solutions@barcap.com or visit us at Barx-is.com